UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: June 8, 2021	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Loma Negra Compañía Industrial
Argentina Sociedad Anónima

Consolidated condensed interim financial statements as of March 31, 2021 and for the three- month periods ended March 31, 2021 and 2020

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020

CONTENTS

Unaudited consolidated condensed interim statement of profit or loss and other comprehensive income
Unaudited consolidated condensed interim statement of financial position
Unaudited consolidated condensed interim statement of changes in equity
Unaudited consolidated condensed interim statement of cash flows
Notes to the unaudited consolidated condensed interim financial statements:
1 Legal information
2 Basis of preparation
3 Critical accounting judgments and key sources used for estimating uncertainty
4 Sales revenues
5 Cost of sales
6 Selling and administrative expenses
7 Other net gains and losses
8 Tax on bank accounts debits and credits
9 Financial results, net
10 Income tax expense
11 Earnings per share
12 Property, plant and equipment
13 Inventories
14 Related party transactions and balances
15 Other receivables
16 Right of use of assets and lease liabilities
17 Trade accounts receivable
18 Investments
19 Capital stock and other capital related accounts
20 Accumulated other comprehensive income
21 Borrowings
22 Accounts payable
23 Provisions
24 Tax liabilities
25 Cash and cash equivalents
26 Financial instruments
27 Non-cash transactions
28 Segment information
29 Compromises
30 Sale of interest in Yguazú Cementos S.A. - Discontinued operations
31 Argentine economic context
32 Effects of COVID-19 on the Group
33 Officially stamped books
34 Subsequent events

Information Report

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

		Three months
	Notes	03.31.2021	03.31.2020

Revenues	4	13,175,464	9,734,301
Cost of sales	5	(8,399,819)	(6,767,916)
Gross profit		4,775,645	2,966,385

Selling and administrative expenses	6	(1,079,001)	(852,352)
Other gains and losses	7	42,710	62,470

Tax on bank accounts debits and credits	8	(125,074)	(145,782)

FINANCIAL RESULTS, NET
Exchange rate differences	9	21,037	(238,664)
Gain on net monetary position		558,024	176,321
Financial income	9	41,873	23,139
Financial expenses	9	(479,524)	(531,090)

Profit before tax		3,755,690	1,460,427

INCOME TAX EXPENSE
Current	10	(1,554,744)	(364,026)
Deferred	10	366,645	(96,700)

NET PROFIT FOR THE PERIOD FROM CONTINUED OPERATIONS		2,567,591	999,701

DISCONTINING OPERATIONS
Net profit for the period from discontinued operations	30	-	256,344

NET PROFIT FOR THE PERIOD		2,567,591	1,256,045

OTHER COMPREHENSIVE INCOME
Other comprehensive loss that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		-	(166,049)

TOTAL OTHER COMPREHENSIVE LOSS		-	(166,049)

TOTAL COMPREHENSIVE INCOME		2,567,591	1,089,996

Net profit for the period attributable to:
Owners of the Company		2,600,615	1,222,894
Non-controlling interests		(33,024)	33,151
NET PROFIT FOR THE PERIOD		2,567,591	1,256,045

Total comprehensive income attributable to:
Owners of the Company		2,600,615	1,138,208
Non-controlling interests		(33,024)	(48,212)
TOTAL COMPREHENSIVE INCOME		2,567,591	1,089,996

Earnings per share (basic and diluted) in Argentine pesos
From continued operations	11	4.3658	1.8324
From discontinued operations	11	4.3658	2.0517

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

	Notes	03.31.2021	12.31.2020
ASSETS
Non-current assets
Property, plant and equipment	12	60,038,063	60,494,273
Right of use of assets	16	476,905	217,246
Intangible assets		197,661	3,932
Investments	18	3,932	39,214
Goodwill		39,214	2,435,439
Inventories	13	2,425,711	543,096
Other receivables	15	503,069	505,366
Total non-current assets		63,684,555	64,238,566

Current assets
Inventories	13	6,820,389	6,203,129
Other receivables	15	1,275,615	1,374,851
Trade accounts receivable	17	3,396,259	3,376,603
Investments	18	5,799,726	4,641,149
Cash and banks		248,010	301,161
Total current assets		17,539,999	15,896,893
Total assets		81,224,554	80,135,459

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Notes	03.31.2021	12.31.2020
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	19	16,743,002	16,998,228
Reserves		21,144,148	21,144,148
Retained earnings		15,421,930	12,821,315
Equity attributable to the owners of the Company		53,309,080	50,963,691
Non-controlling interests		273,320	306,344
Total shareholders’ equity		53,582,400	51,270,035

LIABILITIES
Non-current liabilities
Borrowings	21	624,652	2,111,749
Accounts payable	22	-	115,703
Provisions	23	537,031	550,607
Salaries and social security payables		72,090	43,224
Lease liabilities	16	409,154	440,974
Other liabilities		72,271	126,249
Deferred tax liabilities	10	7,851,929	8,218,574
Total non-current liabilities		9,567,127	11,607,080

Current liabilities
Borrowings	21	6,063,179	5,163,368
Accounts payable	22	5,201,358	6,091,569
Advances from customers		750,091	826,729
Salaries and social security payables		1,556,731	1,606,096
Tax liabilities	24	4,207,682	3,257,629
Lease liabilities	16	144,074	158,589
Other liabilities		151,912	154,364
Total current liabilities		18,075,027	17,258,344
Total liabilities		27,642,154	28,865,424
Total shareholders’ equity and liabilities		81,224,554	80,135,459

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF MARCH 31, 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Owners contributions
	Capital	Capital corresponding to treasury shares	Capital Adjustments	Capital adjustments of own shares	Share premium	Share premium for treasury shares	Merger premium	Cost of treasury shares	Legal reserve	Environmental reserve	Optional reserve	Retained earnings	Equity attributable to owners of the Company	Non-controlling interests	Total
Balances as of January 1, 2021	59,603	-	5,367,956	-	9,800,327	-	1,770,342	-	1,085,512	8,473	20,050,163	12,821,315	50,963,691	306,344	51,270,035

Purchase of treasury shares (Note 19)	(145)	145	(13,037)	13,037	(222,341)	222,341		(255,226)					(255,226)		(255,226)

Income for the period												2,600,615	2,600,615	(33,024)	2,567,591
Balances as of March 31, 2021	59,458	145	5,354,919	13,037	9,577,986	222,341	1,770,342	(255,226)	1,085,512	8,473	20,050,163	15,421,930	53,309,080	273,320	53,582,400

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES  IN SHAREHOLDERS’ EQUITY  AS OF MARCH 31, 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Owners contributions								Accumulated other comprehensive income
	Capital	Capital Adjustments	Share premium	Merger premium	Legal reserve	Environmental reserve	Optional reserve	Future dividends reserve	Exchange differences on translation of foreign operations gains / (losses)	Retained earnings	Equity attributable to owners of the Company	Non-controlling interests	Total
Balances as of January 1, 2020	59,603	5,367,956	9,800,327	1,770,342	889,146	8,473	17,289,495	71,264	507,789	5,903,702	41,668,097	3,430,311	45,098,408

Other comprehensive income									(84,686)		(84,686)	(81,363)	(166,049)
Income for the period										1,222,894	1,222,894	33,151	1,256,045
Balances as of March 31, 2020	59,603	5,367,956	9,800,327	1,770,342	889,146	8,473	17,289,495	71,264	423,103	7,126,596	42,806,305	3,382,099	46,188,404

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS AS OF MARCH 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	03.31.2021	03.31.2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period from continuing operations	2,567,591	999,701
Net profit for the period from discontinued operations	-	256,344
Net profit for the period	2,567,591	1,256,045
Adjustments to reconcile net profit to net cash generated by operating activities
Income tax expense	1,188,099	486,859
Depreciation and amortization	966,732	968,456
Provisions	(872)	76,641
Interest expense	112,003	470,561
Exchange rate differences	(151,232)	(16,521)
Interest income	(12,560)	-
Income on disposal of property, plant and equipment	(19,612)	9,227
Income from the operation of Yguazْ Cementos S.A. (Note 30)	-	(282,477)
Allowance for contributions paid to the Trust Fund to Strengthen the Inter-urban Railroad System	12,929	-
Changes in operating assets and liabilities
Inventories	(523,683)	(1,016,289)
Other receivables	(272,417)	(283,649)
Trade accounts receivable	(402,005)	187,306
Advances from customers	(22,007)	45,948
Accounts payable	168,438	(715,655)
Salaries and social security payables	164,361	(72,937)
Provisions	(9,262)	(79,338)
Tax liabilities	113,893	(392,893)
Other liabilities	(54,477)	(12,081)
Gain on net monetary position	(558,024)	(176,323)
Income tax paid	(339,028)	(292,987)
Net cash generated by operating activities	2,928,867	159,893

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the operation of Yguazْ Cementos S.A. (Note 30)	94,170	-
Proceeds from disposal of property, plant and equipment	37,094	19,646
Payments to acquire property, plant and equipment	(1,059,268)	(5,744,937)
Payments to acquire intangibles assets	-	(3,523)
Payments to acquire investments	(1,673,135)	-
Contributions to F.F.F.S.F.I.	(19,979)	(30,109)
Net cash used in investing activities	(2,621,118)	(5,758,923)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	88,251	7,991,892
Interest paid	(176,614)	(972,923)
Lease liabilities	(38,653)	(43,485)
Repayment of borrowings	(316,344)	(1,209,033)
Purchase of treasury shares	(255,226)	-
Net cash (used in) / generated by financing activities	(698,586)	5,766,451

Net (decrease) increase in cash and cash equivalents	(390,837)	167,421
Cash and cash equivalents at the beginning of the period	4,942,310	2,005,532
Effect of restating in constant currency of cash and cash equivalents	(35,868)	(58,162)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(153,564)	807
Cash and cash equivalents at the end of the period	4,362,041	2,115,598

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

1. LEGAL INFORMATION

Legal address:

Boulevard Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina.

Fiscal year number:

Fiscal year number 97, beginning January 1, 2021.

Principal business of the Company:

The Company and its subsidiaries, mentioned below, are referred to in these consolidated condensed interim financial statements as the “Group”.

The main activity of the Group is the manufacturing and selling of cement and its derivatives, as well as the exploration of mineral resources that are used in the production process.

Currently, the Group has 9 cement factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca. The Company also has 9 concrete plants.

The Group, through its subsidiary Cofesur S.A.U., has a controlling interest in Ferrosur Roca S.A., a company operating the rail freight network of the Roca Railroad under a concession granted by the Argentine government in 1993 for a period of 30 years, which allows access from several of Loma Negra’s cement production plants to the rail network. On March 8, 2018 and with the due approval of its majority shareholder (Cofesur S.A.U.), Ferrosur Roca S.A. requested the Enforcement Authority an extension of the concession for an additional term of 10 years, pursuant to the provisions of the Bidding Terms and Conditions and the Concession Agreement. This requirement is now subject to the renegotiation and readjustment of the concession contract in order to mitigate the consequences that seriously affect the company´s business and alter the balance of the concession contract. As of the date of issuance of these consolidated condensed interim financial statements, Ferrosur Roca S.A. has not yet been called to initiate the renegotiation process, together with the Special Commission for Contract Renegotiation.  The Group considers the extended concession period for the purposes of all required assessments and accounting estimates, especially those related to the recoverability of certain non-current assets affected by the concession

The Group also has a controlling interest in Recycomb S.A.U., a company engaged in the treatment and recycling of industrial waste intended to be used as fuel or raw material, and a controlling interest in Yguazْ Cementos S.A., a company organized in Paraguay engaged in the manufacturing and marketing of cement.

Finally, on August 21, 2020, the Company sold its stake in Yguazْ Cementos S.A., a company incorporated in the Republic of Paraguay dedicated to the manufacture and sale of cement. The information related to the sale of the participation and its main effects are described in Note 30.

Date of registration in the Argentine General Inspection of Justice (IGJ):

-	Registration of the bylaws: August 5th, 1926, under No 38, Book 46.

-	Last amendment registered to the bylaws: August 29th, 2017, under No. 17,557 Book 85 of Companies by shares.

-	Correlative Number of Registration with the IGJ: 1,914,357.

-	Tax identification number [CUIT]: 30-50053085-1.

-	Date of expiration: July 3, 2116.

The Ordinary and Extraordinary General Assembly of April 16, 2020 resolved to modify article fourteen of the Bylaws, in order to incorporate the power of the Company's Board of Directors to decide on the issuance of negotiable obligations, in accordance with the provisions of article 9 of the Negotiable Obligations Law No. 23,576 and its amendments. As of the date of issuance of these condensed consolidated interim financial statements, said modifications are pending registration with the General Inspection of Justice (“IGJ”).

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Parent company:

InterCement Trading e Inversiones Argentina S.L. with 51.0437% of the Company’s capital stock and votes.

Capital structure:

The subscribed for and paid in capital amounts to $ 59,602,649, represented by 596,026,490 book-entry common shares with a nominal value of $ 0.10 each, and each entitling to one vote (Note 19).

2. BASIS OF PREPARATION

2.1 Basis of preparation

The accompanying consolidated condensed interim statement of financial position as of March 31, 2021, the consolidated condensed interim statement of profit or loss and other comprehensive income, consolidated condensed interim statement of changes in equity and of cash flows for the three-month periods ended March 31, 2021 and 2020 and the notes to the consolidated condensed interim financial statements (hereinafter, the “interim financial statements”) are unaudited and have been prepared as interim financial information. These interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, pursuant to the provisions in Technical Resolution No. 26 (as amended) issued by the Argentine Federation of Professional Councils of Economic Sciences [FACPCE] and the Regulations issued by the Argentine Securities Commission [“Comisiَn Nacional de Valores” (CNV)].

Consequently, not all of the disclosures required in accordance with International Financial Reporting Standards (“IFRS”) for annual financial statements are included herein, hence, these interim financial statements shall be read in conjunction with the Group’s consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 issued on March 10, 2021. In the opinion of the Group’s Management, these unaudited consolidated condensed interim financial statements include all normal recurring adjustments, which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2020 presented in these unaudited consolidated condensed interim financial statements arises from our audited consolidated financial statements for the fiscal year ended December 31, 2020, restated in closing currency of the reported period, following the guidelines in IAS 29. Such guidelines have been described in Note 2.2 to our consolidated financial statements as of December 31, 2020.

The results of operations for the three-month periods ended March 31, 2021 and 2020 do not necessarily reflect the results for the full years. The Company believes that the disclosures are appropriate and adequate to consider that the information presented is not misleading.

As a consequence of the pandemic caused by the COVID-19 virus, which has caused global economic disruption, the Group has implemented active prevention programs in its different locations and contingent plans to minimize the risk related to the pandemic and continue with its operations; being the main measures and effects described in Note 32 to these interim consolidated financial statements. The Group's Management has considered the impact of COVID-19, and the current conditions of the economy and the market, for the preparation of the interim financial information, concluding that there are no changes in judgments and significant estimates disclosed in the consolidated financial statements as of December 31, 2020.

Due to the sale of the shareholding in Yguazْ Cementos SA, described in Note 30, the results of the aforementioned business are presented as discontinued operations in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations". Consequently, all amounts related to discontinued operations within each item of the consolidated statement of comprehensive income are reclassified as discontinued operations. The cash flows from discontinued operations and earnings per share disclosed separately in Note 30, as well as additional information related to the operation carried out.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

These consolidated condensed interim financial statements were approved for issue by the Board of Directors on May 12, 2021, the date when the interim financial statements were available for issuance.

2.2 Basis of consolidation

These interim financial statements include the unaudited consolidated condensed interim statement of financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The basis of consolidation and the subsidiaries are the same as for the Company’s audited consolidated financial statements for the year ended December 31, 2020, issued on March 10, 2021.

On August 21, 2020, the Group sold its stake in Yguazْ Cementos S.A., losing its control. For this reason, the information for the three-month periods ended March 31, 2021, related to said company is presented as discontinued operations (Note 30).

The consolidated information disclosed in these condensed interim financial statements include the following subsidiaries:

	Main business	Country	% of direct and indirect ownership as of
			03.31.21	12.31.20	03.31.12
Subsidiary name:
Cofesur S.A.U.	Investment	Argentina	100.00	100.00	100.00
Ferrosur Roca S.A. (1)	Rail freight transportation	Argentina	80.00	80.00	80.00
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00
(1) Directly controlled by Cofesur S.A.U.

Below is a summary of the financial information of Ferrosur Roca S.A., a subsidiary with material non-controlling interests.

	03.31.2021	12.31.2020

Current assets	1,178,390	1,097,602
Non-current assets	1,617,373	1,794,019
Current liabilities	1,078,174	993,033
Non-current liabilities	350,986	366,865
Equity attributable to the owners of the company	1,093,283	1,225,378
Non-controlling interests	273,320	306,344

	03.31.2021	03.31.2020
Three-month period
Sales revenues	952,186	1,090,366
Financial results, net	20,540	(156,568)
Depreciations	(188,757)	(247,308)
Income tax	(9,862)	(43,738)
Loss for the period (*)	(165,119)	(462,274)
(*) The net loss as of March 31, 2021 includes a gain of 5,145 from eliminations of intragroup transactions.

	03.31.2021	03.31.2020
Three-month period
Net cash generated by operating activities	78,000	754,467
Net cash used in investing activities	(47,260)	(124,002)
Net cash used in financing activities	(18,186)	(625,359)
Financial and holding results generated by cash	(3,088)	(6,148)

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

2.3 Accounting policies

These consolidated condensed interim financial statements have been prepared using the same accounting policies and criteria used in the preparation of the audited consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards and interpretations effective as of January 1, 2021, if any.

2.3.1 Application of new and revised International Financial Reporting Standards (IFRS)

•	Adoption of new and revised IFRS

The Group has adopted all of the new and revised standards and interpretations issued by the International Accounting Standards Board (“IASB”) that are relevant to its operations and that are mandatorily effective as of March 31, 2021, as described in Note 2.2 to the Group's annual consolidated financial statements as of December 31, 2020.

The Group has not opted for early adoption of any other standard, interpretation or amendment that has been issued but is not yet in force.

•	New standards

New standards and interpretations issued during the three-month period ended March 31, 2021 and the standards and interpretations issued but not mandatory as of that date are described in Note 2.2 to the consolidated financial statements as of December 31, 2020.

3. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES USED FOR ESTIMATING UNCERTAINTY

In the application of the Group´s accounting policies, the Group´s management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are relevant. Actual results may differ from these estimates.

In the ordinary course of its business, the Group selects tax criteria and accounting positions based on a reasonable interpretation of current regulations, also taking into account the opinion of its tax and legal advisors together with the evidence available up to the date of issue of these financial statements. However, there may be situations in which the assessment that a third party could make of them and the eventual realization of damage to the Group is uncertain. For such cases, the Group has evaluated the issues considering their significance in relation to the financial statements and has not made a provision as it is not required by current accounting standards.

Underlying estimates and assumptions are continuously reviewed. Changes in estimates are accounted for prospectively.

The unaudited consolidated condensed interim financial statements reflect all adjustments which are, in the opinion of Management, necessary to make a fair statement of the results for the interim periods presented.

There are no significant changes to the critical judgements used by Management in applying accounting policies to the critical judgements disclosed in the annual consolidated financial statements for the year ended December 31, 2019.

As a consequence of the activities in which the Group is engaged, its transactions do not have a significant cyclical or seasonal character. Nevertheless, during the second half of the year, the volume of sales in Argentina has historically showed a slight increase.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

4. REVENUES

	03.31.2021	03.31.2020
Three-month period
Sales of goods	17,883,799	12,347,181
Domestic market	17,875,243	12,334,494
External customers	8,556	12,687

Services rendered	528,044	702,813

(-) Bonus / Discounts	(5,236,379)	(3,315,693)
Total	13,175,464	9,734,301

5. COST OF SALES

		03.31.2021		03.31.2020
Three-month period
Inventories at the beginning of the year		8,638,568		9,859,073
Finished products	532,059		694,423
Products in progress	1,016,533		2,168,324
Raw materials, materials, fuel and spare parts	7,089,976		6,996,326

Purchases and production expenses for the period		9,007,351		7,772,967

Inventories at the end of the period		(9,246,100)		(10,864,124)
Finished products	(572,292)		(617,812)
Products in progress	(1,404,847)		(3,068,746)
Raw materials, materials, fuel and spare parts	(7,268,961)		(7,177,566)

Cost of sales		8,399,819		6,767,916

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

The detail of production expenses is as follows:
	03.31.2021	03.31.2020
Three-month period
Fees and service fees	179,560	151,756
Salaries, wages and social security contributions	1,421,286	1,433,084
Transport and travelling expenses	58,812	52,386
Data processing	4,412	5,571
Taxes, contributions and commissions	182,840	137,221
Depreciation and amortizations	986,142	1,007,165
Preservation and maintenance costs	1,165,720	806,390
Communications	10,394	10,074
Leases	9,567	12,304
Employee benefits	36,141	25,147
Water, natural gas and energy services	1,751	2,448
Freight	878,959	456,275
Fuel	960,489	1,189,000
Insurance	26,114	21,103
Packaging	396,785	283,899
Electrical power	862,926	804,882
Contractors	672,845	628,650
Tolls	3,385	889
Canon (concession fee)	8,582	8,236
Security	40,281	49,668
Others	118,604	131,613
Total	8,025,595	7,217,761

6. SELLING AND ADMINISTRATIVE EXPENSES

	03.31.2021	03.21.2020
Three-month period
Managers and directors compensation and fees	68,610	53,427
Fees and compensation for services	88,197	88,689
Salaries, wages and social security contributions	276,448	200,582
Transport and travelling expenses	7,764	9,780
Data processing	34,829	18,399
Advertising expenses	23,845	16,276
Taxes, contributions and commissions	276,492	213,297
Depreciation and amortizations	64,774	86,196
Preservation and maintenance costs	5,552	5,513
Communications	8,932	9,516
Leases	1,836	1,637
Employee benefits	7,146	6,786
Water, natural gas and energy services	734	1,004
Freight	169,821	94,640
Insurance	24,619	22,233
Allowance for doubtful accounts	-	5,714
Security	2,280	2,359
Others	17,122	16,304
Total	1,079,001	852,352

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

7. OTHER GAINS AND LOSSES

	03.31.2021	03.31.2020
Three-month period
Loss (gain)on disposal of property, plant and equipment	19,612	(9,227)
Donations	(5,000)	(6,164)
Technical assistance services provided	2,070	2,228
Gain on tax credit acquired	4,781	-
Contingencies	(11,137)	(4,538)
Leases	30,355	55,033
Collection of sinester´s insurance	-	17,825
Miscellaneous	2,029	7,313
Total	42,710	62,470

8. TAX ON BANK ACCOUNTS DEBITS AND CREDITS

The general tax rate on bank debits and credits is 0.6% for the amounts debited and credited in the bank accounts of the Group. For the amounts debited and credited, 33% of both items may be taken as payment on account of other taxes. The 67% of the tax paid is included in this line item in the statement of profit or loss and other comprehensive income.

Pursuant to Law No. 27,432, the Argentine Executive Branch may set forth that the percentage of the tax mentioned that is not computable as payment on account of income tax should be progressively written down by up to 20% per year as from January 1, 2018. It can be established that in 2022 the tax set forth in Law No. 25,413, as subsequently amended, shall be fully computed as payment on account of income tax. On May 7, 2018, Decree 409/2018 was published in the Official Gazette; it established that taxpayers within the scope of the general twelve per thousand tax may apply 33% of the amounts credited and debited in the respective bank accounts to partial payment of income tax.

9. FINANCIAL RESULTS, NET

	03.31.2021	03.31.2020
Three-month period
Exchange rate differences
Foreign exchange gains	65,698	-
Foreign exchange losses	(44,661)	(238,664)
Total	21,037	(238,664)

Financial income
Unwinding of discounts on provisions and liabilities	41,874	23,139
Total	41,874	23,139

Financial expenses
Interest from short-term investments	(261,631)	(18,165)
Interest on borrowings	(99,431)	(318,936)
Interest on leases	(12,572)	(16,301)
Tax interest	(2,705)	(28,151)
Unwinding of discounts on receivables	(23,063)	(15,369)
Others	(80,123)	(134,168)
Total	(479,525)	(531,090)

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

10. INCOME TAX EXPENSE

Income tax expense is recognized on the basis of the actual profit for the period and the statutory rate expected at year-end.

This criterion does not significantly differ from the criterion established in IAS 34, which requires income tax expense to be recognized in each interim period based on the best estimate of the effective tax rate expected as of year-end.

The reconciliation of income tax expense for the three-month periods ended March 31, 2021 and 2020 and that which would result from applying the statutory rate in force on the net profit before income tax expense that arises from the condensed interim statement of profit or loss and other comprehensive income for each period is as follows:

	03.31.2021	03.31.2020

Profit before income tax expense from continued operations	3,755,690	1,460,427
Profit before income tax expense from discontinued operations	-	282,477
Total profit before income tax expense	3,755,690	1,742,904
Statutory income tax rate	30%	30%
Income tax at statutory rate	(1,126,707)	(522,871)
Adjustments for calculation of the effective income tax:
Effects of disposal of shareholding of Yguazْ Cementos S.A.	-	56,495
Non-recognized loss carryforwards in subsidiaries	-	(97,888)
Effects of the fiscal revaluation and adjustment to reflect inflation for accounting and tax purposes	113,391	300,689
Effect of change in tax rate	(160,990)	(229,518)
Other non-taxable income or non-deductible expense, net	(13,793)	6,234
Total income tax expense	(1,188,099)	(486,859)
INCOME TAX
Current	(1,554,744)	(384,694)
Deferred	366,645	(102,165)
Total	(1,188,099)	(486,859)

Income tax included in the statement of comprehensive income	(1.188.099)	(460.726)
Income tax from discontinued operations	-	(26.133)

Likewise, the breakdown of deferred income as of March 31, 2021 and December 31, 2019 is as follows:

	03.31.2021	12.31.2020
Deferred tax assets
Loss carryforward from subsidiary	144,416	161,788
Leases	25,166	27,881
Provisions	58,811	61,087
Other receivables	28,896	33,108
Accounts payable	4,621	-
Salaries and social security payables	18,022	10,806
Other liabilities	24,129	25,604
Trade accounts receivable	14,597	19,321
Others	1,607	7,060
Total deferred tax assets	320,265	346,655

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Deferred tax liabilities
Investments	(38,620)	(26,412)
Property, plant and equipment	(6,164,717)	(6,047,430)
Inventories	(892,240)	(854,621)
Taxes payable (adjustment to reflect inflation for tax purposes)	(1,075,698)	(1,633,097)
Others	(919)	(3,669)
Total deferred tax liabilities	(8,172,194)	(8,565,229)
Total net deferred tax liabilities	(7,851,929)	(8,218,574)

11. EARNINGS PER SHARE

Basic and diluted earnings per share

The earnings and the weighted average number of common shares used in the calculation of basic and diluted earnings per share are as follows:

	Three months
	03.31.2021	03.31.2020
Profit attributable to the owners of the parent company used in the calculation of earnings per share – basic and diluted
- From continued operations	2,600,615	1,092,154
- From continued and discontinued operations	2,600,615	1,222,894

Weighted average number of common shares for purposes of basic and diluted earnings per share (in thousands)	595,684	596,026

Basic and diluted earnings per share (in pesos)
- From continued operations	43658	1.8324
- From continued and discontinued operations	4.3658	2.0517

12. PROPERTY, PLANT AND EQUIPMENT

	03.31.2021	12.31.2020

Cost	138,567,317	138,049,682
Accumulated depreciation	(78,529,254)	(77,555,409)
Total	60,038,063	60,494,273

Land	767,260	767,260
Plant and buildings	10,718,820	10,938,776
Machinery, equipment and spare parts	14,038,571	14,302,128
Transport and load vehicles	1,350,317	1,430,648
Furniture and fixtures	54,935	58,363
Quarries	4,498,147	4,565,936
Tools	55,540	60,859
Construction in progress	28,554,473	28,370,303
Total	60,038,063	60,494,273
During the three-month period ended on March 31, 2021, the construction of the new cement plant L´Amalي II, in the City of Olavarrيa, Province of Buenos Aires, continues with the construction works, under stringent health protocols established by the Provincial Government and the Group. As of March 31, 2021, the amount invested in such plant totaled 27.043.056.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

12.1 Borrowing costs

The Group has taken several borrowings and has used instruments to pay accounts payable in foreign currency in order to fund a part of the investment mentioned above. IAS 23 sets forth that borrowing costs or other liabilities that are directly attributable to the acquisition, construction or production of an eligible asset that requires a substantial period before being ready for use, are capitalized as part of the cost of said asset, except for the portion of these costs that compensate the creditor for the effects of inflation, always provided that they may result in future economic benefits for the Group and may be measured on a reliable basis. All other borrowing costs are accounted for as expenses in the period in which they are incurred. Borrowing costs include interest, foreign exchange losses and other costs incurred by the Group in connection with the execution of the respective borrowing agreements.

Due to the fact that the aforementioned indebtedness of the Group is mostly in foreign currency , it evaluates at each closing date whether the exchange gain or loss arising from such debts attributable to the construction of such asset constitutes an adjustment of the interest costs of those borrowings that should be capitalized together with those interests.. Based on the foregoing, the Group has not capitalized interest and foreign exchange losses during the three-month period ended March 31, 2021, the figures corresponds to the amount that would have corresponded to a rate equivalent in pesos net of the effects of inflation on the liabilities that generate them.

13. INVENTORIES

	03.31.2021	12.31.2020
Non-current
Spare parts	2,513,371	2,520,749
Allowance for obsolete inventories	(87,660)	(85,310)
Total	2,425,711	2,435,439

Current
Finished products	572,292	532,059
Production in progress	1,404,847	1,016,533
Raw materials, materials and spare parts	4,148,245	3,964,380
Fuels	695,005	690,157
Total	6,820,389	6,203,129

14. RELATED PARTY TRANSACTIONS AND BALANCES

The outstanding balances between the Group and related parties as of March 31, 2021 and December 31, 2020 are as follows:

	03.31.2021	12.31.2020
Related companies:
InterCement Brasil S.A.
Accounts payable	(91,910)	(99,520)
InterCement Trading e Inversiones S.A.
Other receivables	228,909	240,143
Accounts payable	(20,085)	(21,749)
Intercement Participaçُes S.A.
Other receivables	78,305	51,997
Accounts payable	(175,241)	(202,387)

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Summary of balances as of March 31, 2021 and December 31, 2020 is as follows:
	03.31.2021	12.31.2020
Other receivables	307,214	292,140
Accounts payable	(287,236)	(323,656)

The transactions between the Group and related parties for the periods ended March 31, 2021 and 2020 are detailed as follows:

	03.31.2021	03.31.2020

InterCement Brasil S.A. – Purchases of goods and services	-	(87)
InterCement Trading e Inversiones S.A. – Sales of services	-	20,268
InterCement Portugal S.A. – Services received	-	(92,285)
InterCement Participaçُes S.A. – Services received	(130,795)	(21,916)
InterCement Participaçُes S.A. – Sales of services	28,329	-

The amount recognized in the consolidated statement of profit or loss and other comprehensive income related to key management salaries, wages and fees amounted to 50,218 and 35,191 for the three-month periods ended March 31, 2021 and 2020, respectively. Additionally a loss has been accrued under the long-term incentive program for a total of 31,210 and 18,907 during the three-month periods ended March 31, 2021 and 2020, respectively.

The Group did not recognize any expense in the current period, or in previous ones, regarding bad or doubtful accounts related to amounts owed by related parties.

The outstanding amounts as of March 31, 2021 are not secured and will be settled in cash. No guarantees have been granted or received on the outstanding balances.

15. OTHER RECEIVABLES

	03.31.2021	12.31.2020
Non-current
Advances to suppliers	390,303	350,512
Credit for sale of interest in Yguazْ Cementos S.A.	-	47,499
Tax credits	44,408	43,287
Contributions to the Trust Fund to Strengthen the Inter-urban Railroad System (F.F.F.S.F.I.)	144,713	148,854
Prepaid expenses	66,992	92,261
Guarantee deposits	1,366	1,544
Others	-	7,993
Subtotal	647,782	691,950
Allowance for doubtful receivables	(144,713)	(148,854)
Total	503,069	543,096

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	03.31.2021	12.31.2020
Current
Value added tax credits	1,645	-
Turnover tax credits	73,953	130,576
Other tax credits	3,154	-
Credit for sale of interest in Yguazْ Cementos S.A.	551,978	617,489
Related parties receivables (Note 14)	307,214	292,140
Prepaid expenses	220,895	205,330
Guarantee deposits	184	208
Reimbursements receivable	31,021	35,902
Advances to suppliers	26,443	26,241
Salaries advances and loans to employees	7,266	1,381
Receivables from sales of property, plant and equipment	15,872	31,608
Miscellaneous	35,990	33,976
Total	1,275,615	1,374,851

16. RIGHT OF USE OF ASSETS AND LEASE LIABILITIES

The Group has entered into lease agreements primarily for the lease of offices and premises. The evolution of the right of use of assets and lease liabilities as of March 31, 2021 and December 31, 2020 is as follows:

	03.31.2021	12.31.2020

Lease liabilities:
At the beginning of the period/year	599,563	679,448
Additions	2,530	5,258
interest accrued in the period/year	12,572	56,474
Foreign exchange losses	(22,784)	24,549
Payments	(38,653)	(166,166)
At the end of the period/year	553,228	599,563

At the beginning of the period/year	505,366	627,322
Additions	2,530	5,258
Depreciations	(30,991)	(127,214)
At the end of the period/year	476,905	505,366

17. TRADE ACCOUNTS RECEIVABLE

	03.31.2021	12.31.2020

Accounts receivable	3,376,404	3,294,948
Accounts receivable in litigation	56,770	64,124
Notes receivable	11,820	18,926
Foreign customers	14,068	75,373
Subtotal	3,459,062	3,453,371
Allowance for doubtful accounts	(62,803)	(76,768)
Total	3,396,259	3,376,603

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

18. INVESTMENTS

	03.31.2021	12.31.2020
Non-current
Investments in other companies
- Cementos del Plata S.A.	3.932	3.932
Total	3.932	3.932

Current
Short-term investments
- Mutual funds in pesos	2,106,885	2,673,252
- Fix-term deposits in pesos	2,007,146	1,967,897
Public securities in pesos	1,685,695	-
Total	5,799,726	4,641,149

19. CAPITAL STOCK AND OTHER CAPITAL RELATED ACCOUNTS

	03.31.2021	12.31.2020

Capital	59,603	59,603
Adjustment to capital	5,367,956	5,367,956
Cost of treasury stock	(255,226)	-
Share premium	9,800,327	9,800,327
Merger premium	1,770,342	1,770,342
Total	16,743,002	16,998,228

The issued, paid-in and registered capital, consists of:
Common stock with a face value of $ 0.1 per share and entitled to 1 vote each, fully paid-in (in thousand)	596,026	596,026

Acquisition of Treasury Stock

On February 12, 2021, the Board of Directors of the Company approved a plan for the acquisition of treasury stock, for a period of 90 days and a maximum amount of 750 million. Acquisitions will be carried out in accordance with the market opportunities, dates, prices and quantities established by the Company’s Management.

The purpose of the approved repurchase plan is to efficiently dispose of a portion of the Company’s liquidity, which may result in a greater return of value to the shareholders considering the current attractive value of the share.

The maximum amount to be invested is up to 750 million or the lowest amount resulting from the acquisition to reach 10% of the capital stock. Treasury stock may not, on the whole, exceed the limit of 10% of the capital stock in accordance with Article 64 of the Capital Market Law. Such acquisition shall be made with realized and liquid profits, since the Company has the necessary liquidity to carry out the approved acquisition of treasury stock without affecting its solvency.

Until the date of issuance of these financial statements, the Company acquired 2,644,608 treasury shares for a total value of 475,945.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

20. ACCUMULATED OTHER COMPREHENSIVE INCOME

	03.31.2021	03.31.2020
Accrual for translation of foreign operations
Balance at the beginning of the year	-	507,789
Exchange differences on translating foreign operations	-	(84,686)
Balance at the end of the year	-	423,103

21. BORROWINGS

21.1 Composition of borrowings

	03.31.2021				12.31.2020
	Company	Interest rate	Maturity date	Amount	Amount
Borrowings in foreign currency – USD
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Mar-21	-	245,979
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Apr-21	276,462	288,648
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	May-21	767,640	801,648
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Jun-21	184,543	192,677
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Jul-21	45,446	47,449
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Aug-21	964,131	1,006,629
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Sep-21	152,870	159,609
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Oct-21	313,821	327,654
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Nov-21	402,485	420,237
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Dec-21	284,292	296,823
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Jan-22	81,333	84,917
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A	6 Month-Libor + 4.25%	Feb-22	42,582	44,459
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A	6 Month Libor + 7,375%	Jan-22	643,144	677,848
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A	6 Month Libor + 7,375%	Jan-22	582,880	614,333
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	3-Month Libor + 7,5%	Nov-23	718,654	741,412

Borrowings in foreign currency – EUR
Banco Itaْ S.A.	Loma Negra C.I.A.S.A.	4%	Apr-21	147,217	157,614
Banco Itaْ S.A.	Loma Negra C.I.A.S.A.	4%	May-21	35,123	37,602
Banco Itaْ S.A.	Loma Negra C.I.A.S.A.	4%	Jun-21	186,628	199,791
Banco Itaْ S.A.	Loma Negra C.I.A.S.A.	4%	Jul-21	462,767	507,040
Banco Itaْ S.A.	Loma Negra C.I.A.S.A.	4%	Aug-21	40,914	44,831
Banco Itaْ S.A.	Loma Negra C.I.A.S.A.	4%	Sep-21	18,915	2,132
Banco Itaْ S.A.	Loma Negra C.I.A.S.A.	4%	Oct-21	300,396	340,197
Total borrowings in foreign currency				6,652,243	7,239,529
	03.31.2021				12.31.2020
	Company	Interest rate	Maturity date	Amount	Amount
Borrowings in local currency
Overdrafts	Loma Negra C.I.A.S.A.	45%	Apr-21	33,807	19,958
Overdrafts	Ferrosur Roca S.A.	45%	Apr-21	1,203	15,630
Overdrafts	Loma Negra C.I.A.S.A.	45%	Apr-21	578	-
Total borrowings in local currency				35,588	35,588
Total				6,687,831	7,275,117

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Summary of borrowings by Company:	03.31.2021	12.31.2020

Loma Negra C.I.A.S.A.	6,686,050	7,259,487
Ferrosur Roca S.A.	1,203	15,630
Recycomb S.A.U.	578	-
Total	6,687,831	7,275,117

21.3 Movements of borrowings

The movements of borrowings for the three-month period ended March 31, 2021 are as disclosed below:

Balances as of January 1, 2021	7,275,117
New borrowings	88,251
Interest accrued	99,431
Effect of exchange rate differences	(282,010)
Interest payments	(176,614)
Principal payments	(316,344)
Balances as of March 31, 2021	6,687,831

As of March 31, 2021, the long-term borrowings have the following maturity schedule:

Fiscal year
2022	267,563
2023	357,089
Total	624,652

22. ACCOUNTS PAYABLE

	03.31.2021	12.31.2020
Non-current
Accounts payable for investments in property, plant and equipment	-	115,703
Total	-	115,703

Current
Suppliers	3,057,120	3,617,157
Related parties (Note 14)	287,236	323,656
Accounts payable for investments in property, plant and equipment and intangible assets	735,673	1,198,860
Expenses accrual	1,121,329	951,896
Total	5,201,358	6,091,569

23. PROVISIONS

	03.31.2021	12.31.2020

Labor and social security	108,498	113,039
Environmental restoration	324,692	327,671
Civil and others	103,841	109,897
Total	537,031	550,607

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Changes in the provisions were as follows:

	Labor and social security	Environmental restoration	Civil and others	Total

Balances as of January 1, 2021	113,039	327,671	109,897	550,607
Increases (*)	(3,249)	(2,979)	(2,944)	(9,172)
Uses (**)	(1,292)	-	(3,112)	(4,404)
Balances as of March 31, 2021	108,498	324,692	103,841	537,031

(*) Includes the effect of the inflation adjustment.
(**) Includes the application of provisions to their specific purposes.

24. TAX LIABILITIES

	03.31.2021	12.31.2020

Income tax	3,441,413	2,558,293
Value added tax	540,643	460,524
Turnover tax	107,755	115,025
Other taxes, withholdings and perceptions	117,871	123,787
Total	4,207,682	3,257,629

25. CASH AND CASH EQUIVALENTS

For purposes of the consolidated condensed interim statement of cash flows, cash and cash equivalents include cash, banks accounts and short-term investments with high liquidity (with maturities of less than 90 days from the date of acquisition). Cash and cash equivalents at the end of each reporting period/year as shown in the consolidated condensed interim statement of cash flows can be reconciled to the related items in the consolidated condensed interim statement of financial position as follows:

	03.31.2021	12.31.2020

Cash and banks	248,010	301,161
Short-term investments (Note 18)	4,114,031	4,641,149
Cash and cash equivalents	4,362,041	4,942,310

26. FINANCIAL INSTRUMENTS

26.1 Net debt to equity ratio

The net debt to equity ratio of the reported period/fiscal year is as follows:

	03.31.2021	12.31.2020

Debt (i)	6,687,831	7,275,117
Cash and cash equivalents	6,047,736	4,942,310
Net debt	640,095	2,332,807
Equity (ii)	53,582,400	51,270,035
Net debt to equity ratio	0.01	0.05

(i) Debt is defined as current and non-current borrowings.
(ii) Shareholders’ equity includes all the non-controlling interests, which are managed as capital.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

26.2 Categories of financial instruments

	03.31.2021	12.31.2020
Financial assets At amortized cost:
Cash and banks	248,010	301,161
Investments	3,692,841	2,039,535
Accounts receivable	4,339,885	4,397,463
At fair value through profit and loss:
Investments	2,106,885	2,669,261

Financial liabilities
Amortized cost	18,503,103	19,269,514

26.3 Financial risks

The Group´s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk considering the current inflation rates), credit risk and liquidity risk. The Group maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

These consolidated condensed interim financial statements do not include all the information and disclosures on financial risks, therefore, they should be read in conjunction with the Group´s consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 issued on March 10, 2021.

26.4 Fair value measurement

Fair value measurement is described in Note 33.8 to the annual consolidated financial statements.

From December 31, 2020 through March 31, 2021, there have been no significant changes in the industry’s economic activity affecting the fair value of the Group´s financial assets and liabilities, either measured at fair value or amortized cost. In addition, there were no transfers among the different levels of fair value hierarchy to assess the fair value of the Group's financial instruments during the three-month period ended March 31, 2021.

The carrying amounts of financial assets and liabilities recognized at amortized cost, included in the consolidated financial statements as of March 31, 2021 and December 31, 2020, approximate to their fair values. Borrowings are measured at amortized cost considering the effective interest rate method, which approximate to their fair value given their cancellation period.

The Group’s Management considers that the liquidity risk exposure is low since the Group has been generating cash flows from its operating activities, supported on profits, and has access to loans and financial resources, as explained in Note 21.

26.5 Exchange risk management

The Group carries out transactions in foreign currency and is hence exposed to exchange rate fluctuations. Exposures in the exchange rate are managed within approved policy parameters using foreign exchange contracts.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

The carrying amounts of monetary assets and liabilities stated in currencies other than the functional currency of each company consolidated at the end of the reporting period/year are as follows:

	03.31.2021	12.31.2020
Liabilities
United States Dollars	5,911,473	7,191,637
Euro	493,741	1,848,382
Real	41	46

Assets
United States Dollars	1,278,115	1,320,301
Euro	20,168	22,728
Real	4	4

Foreign currency sensitivity analysis

The Group is mainly exposed to the US Dollar and euro.

The following table shows the sensitivity of the Group to an increase in the US Dollar and the Euro exchange rate. The sensitivity rate is that used when reporting to the top executive level and represents the management’s assessment of a possible reasonable change in exchange rates. The sensitivity analysis only includes outstanding foreign-currency monetary items and adjusts traslation of such items on the end of the period tems considering a reasonably possible 25% increase in the exchange rate.

	Effect of US Dollars	Effect of the Euro

	03.31.2021	03.31.2021
Loss for the period	1,158,339	118,393
Decrease in of shareholder's Equity	1,158,339	118,393

27. NON-CASH TRANSACTIONS

Below is a detail of the transactions that did not involve cash flow movements during the three-month periods ended March 31, 2021 and 2020, respectively:

	03.31.2021	03.31.2020

- Acquisitions of property, plant and equipment financed with trade payables	620,231	27,785
- Right of use of assets	2,529	-

28. SEGMENT INFORMATION

The Group has adopted IFRS 8 – “Operating Segments”, that require operating segments to be identified on the basis of internal reports regarding components of the Group that are regularly reviewed by the Executive Committee, chief operating decision maker, in order to allocate resources to the segments and to assess their performance. This analysis is based on monthly information concerning historical figures of the identified segments. The information reviewed by the main decision maker basically consists in the historical details corresponding to each month accumulated until the end of the reporting period. It is for this reason that they differ from the inflation-adjusted figures as described in Note 2.2.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

For the purposes of managing its business both financially and operatively, the Group has classified the continuing operations of its businesses as follows:

i)
Cement, masonry cement and lime: this segment includes the results from the cement, masonry cement and lime business in Argentina, and comprises the procurement of raw materials from quarries, the manufacturing process of clinker / quicklime and their subsequent grinding with certain additions in order to obtain the cement, masonry cement and lime.

ii)
Concrete: this segment includes the results generated from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.

iii)	Aggregates: this segment includes the results generated from the production and sale of granitic aggregates.

iv)	Railroad: this segment includes the results generated from the provision of the railroad transportation service.

v)	Others: this segment includes the results of the industrial waste treatment and recycling business to produce materials for use as fuel.

In the classification of activities by segments and in the information presented below, the “Cement - Paraguay” segment has been excluded since said operation has been discontinued as of August 21, 2020 due to the sale of the shareholding in said company (Note 30).

	03.31.2021	03.31.2020
Sales revenue
Cement, masonry cement and lime	11,317,458	5,787,448
Concrete	1,086,045	467,813
Railroad	913,801	742,033
Aggregates	128,860	62,308
Others	71,620	48,035
Inter-segment eliminations	(882,906)	(498,925)
Subtotal	12,634,878	6,608,712
Reconciliation - Effect from restatement in constant currency	540,586	3,125,589
Total	13,175,464	9,734,301

Cost of sales
Cement, masonry cement and lime	6,043,045	3,296,237
Concrete	1,160,364	523,908
Railroad	905,802	739,329
Aggregates	132,460	78,558
Others	43,897	30,751
Inter-segment eliminations	(882,906)	(498,925)
Subtotal	7,402,662	4,169,858
Reconciliation - Effect from restatement in constant currency	997,157	2,598,058
Total	8,399,819	6,767,916

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	03.31.2021	03.31.2020
Selling, administrative expenses and other gains and losses
Cement, masonry cement and lime	840,303	445,929
Concrete	22,336	(3,325)
Railroad	54,984	30,614
Aggregates	1,600	(3,549)
Others	24,135	18,298
Subtotal	943,358	487,967
Reconciliation - Effect from restatement in constant currency	92,933	301,915
Total	1,036,291	789,882

Depreciation and amortization
Cement, masonry cement and lime	252,752	173,965
Concrete	16,811	16,742
Railroad	66,995	56,401
Aggregates	5,730	5,397
Others	1,122	1,127
Subtotal	343,410	253,632
Reconciliation - Effect from restatement in constant currency	592,331	714,824
Total	935,741	968,456

Sales revenue less cost of sales, selling, administrative expenses and other gains and losses
Cement, masonry cement and lime	4,434,110	2,045,282
Concrete	(96,655)	(52,770)
Railroad	(46,985)	(27,910)
Aggregates	(5,200)	(12,701)
Others	3,588	(1,014)
Subtotal	4,288,858	1,950,887
Reconciliation - Effect from restatement in constant currency	(549,504)	225,616
Total	3,739,354	2,176,503

Reconciling items:
Tax on bank accounts debits and credits	(125,074)	(145,782)
Financial results, net	141,410	(570,294)
Income tax	(1,188,099)	(460,726)
Income from discontinued operations	-	256,344
Net profit for the year	2,567,591	1,256,045

No customer has contributed 10% or more of the Group´s revenue for the three-month periods ended March 31, 2021 and 2020, respectively.

29. COMMITMENTS

The Group’s commitments are described in Note 36 to the annual consolidated financial statements for the fiscal year ended December 31, 2020.

Likewise, the Group has agreed not to operate in the territory of Paraguay for five years from August 2020 and to provide certain assistance in the transition to the new direction in control of Yguazْ Cementos for a period of 36 months.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

30. SALE OF INTERES IN YGUAZU CEMENTOS S.A. – DISCONTINUED OPERATIONS

On August 21, 2020, Loma Negra C.I.A.S.A. (the “Company”) sold its total stake in the Paraguayan company Yguazْ Cementos S.A. (“Yguazْ”), which represented 51.0017% of the capital stock of Yguazْ. The sale was made to the local shareholder of Yguazْ. For further information regarding this transaction, refer to Note 42 of the financial statements issued as of December 31, 2020.

As of the date of issuance of these financial statements, the Group has collected 94% of the total amount agreed for the operation, with the remaining balance to be collected in equal monthly installments, the last being collected in January 2022.

Due to the operation described above, the Group classified the results associated with the operation of Yguazْ Cementos S.A. as a discontinued operation, which represented the entire operating segment of cement in Paraguay until March 31, 2020. With these results classified as discontinued operations, the cement segment in Paraguay is no longer presented in the segment note. Additionally, the balances and results as of March 31, 2020, which are presented for comparative purposes and that arise from the consolidated financial statements as of such date, have certain reclassifications related to the sale of participation mentioned for the purposes of its comparative presentation with those of the present period.

The results generated by the operation of Yguazْ Cementos S.A. for the period ended March 31, 2020 are presented below:

03.31.2020

Revenues	1,342,702
Cost of sales and selling and administrative expenses	(979,926)
Financial results, net	(80,299)
Profit before tax	282,477

Income tax expense	(26,133)
Income from discontinued operations	256,344

Net profit from discontinued operations for the period attributable to:
Owners of the Company	130,740
Non-controlling interests	125,604

Earnings per share from discontinued operations (basic and diluted) attributable to:
Owners of the Company (in Argentine pesos)	0.2194
Non-controlling interests (in Argentine pesos)	0.2107

The summarized information of the cash flow statement generated by the operation of Yguazْ Cementos S.A. for the periods ended March 31, 2021 and 2020, it is presented below:

03.31.2021
Net cash generated by operating activities	261,032
Net cash used in investing activities	(34,531)
Net cash used in financing activities	(1,043,302)
Effects of exchange rate variation on cash and cash equivalents in foreign currency	(56,953)
Net decrease in cash and cash equivalents from discontinued operations	(873,754)

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

31. THE ARGENTINE ECONOMIC CONTEXT

On October 27, 2019, Argentina held presidential elections, which ended up in the election of Alberto Fernلndez as President of the Nation, who was inaugurated on December 10, 2019 and started a process of change from the previous administration.

The priority of the new administration was to implement solutions for the difficulties in the economic and social areas. To this end, the national government has carried out the necessary efforts to renegotiate the payment of the external debt, and has incorporated measures aimed at preserving the reserves of the Central Bank of the Argentine Republic, reducing the fiscal deficit and obtaining improvements in productive capacity, among other various measures mentioned below.

The central issues of the macroeconomic scenario in Argentina are as follows:

- The economic activity in 2019 showed a fall that was subsequently sustained and increased due to the effect of the COVID-19 pandemic occurred in 2020.

- The fall in activity and the consequent reduction in revenues has also produced a major tax imbalance.

-  This imbalance has been particularly driven by the issuance of money to finance the expansion of public spending allocated to subsidies to alleviate the effects of the COVID-19 pandemic.

- The fall in the international reserves of the Central Bank of Argentina (“BCRA”), accompanied by an increase in its monetary liabilities, has led to a tightening of the foreign exchange regulations that imposed restrictions on the accumulation and use of foreign currency and on foreign payments, which in turn created a significant gap between the official exchange rate and that of freer foreign exchange markets.

- The agreement reached in August 2020 with foreign private creditors for the exchange of notes for USD 63,500 million with maturities between 2029 and 2046 has been regarded as a positive aspect that made it possible to extend the first interest and principal payments until 2024 and represents savings of about USD 38 billion over the next 10 years.

- The national consumer price index published by INDEC accumulated 36.1% in the year 2020 and 13% for the first quarter of fiscal year 2021. This increase occurs in an inflation scenario repressed by the prevailing recession, and due to a framework of uncertainty.

32.	EFFECTS OF COVID-19 ON THE GROUP

On March 11, 2020, the outbreak of a novel coronavirus (COVID-19) was declared a pandemic by the World Health Organization (WHO). In this regard, on March 19, 2020, the Argentine Executive Branch passed Executive Decree No. 297/2020, mandating social distancing in Argentina to prevent the effects of the pandemic.

In compliance with such decree, the Group: (i) temporarily suspended the production and dispatch of cement, concrete and aggregates until such time as the necessary conditions to resume activities are in place; (ii) temporarily suspended the construction project of the second line of L´Amalي plant, in the City of Olavarrيa, until such time as the necessary conditions to resume activities are in place; (iii) implemented teleworking practices among its back office staff; and (iv) has created a Crisis Management Committee tasked with monitoring and assessing the adoption of measures to mitigate the effects of this crisis.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Accordingly, effective since April 6, 2020, the Group has resumed the production and dispatch of cement, concrete and aggregates. On the other hand, the Company has secured a permit to continue with the construction works of the second line of L´Amalي plant, under stringent health protocols established by the Provincial Government and the Group.

As a consequence of the second wave of COVID-19 infections that Argentina has been experiencing since March 2021, and as cases continue to increase, in accordance with Decrees No. 235 and No. 241/2021, the Executive Branch reinstated a limited number of restrictions on certain commercial operations and movement of people (such as the restriction of group tourist trips, closing of shopping centers, restrictions on the operation of stores between 7:00 p.m. and 6:00 a.m. 00:00 and 6:00 the next day) in the most affected areas (including the City of Buenos Aires and its surroundings), initially until April 30, 2021 and then extended until May 21, 2021. If these restrictions spread or broaden, economic activity could continue to decline, and all other economic indicators would continue to deteriorate.

Concerning the railroad business operated through the subsidiary Ferrosur Roca S.A., in the first quarter of this year the effect of COVID-19 has occasionally hindered the operation due to simultaneous cases in the Operations Control Center (CCO). Although some positive case required hospital admission, no deceased has been registered to date.

33.	OFFICIALLY STAMPED BOOKS

As of date of these interim financial statements, for administrative purposes, consolidated financial statements were not yet transcribed in the relevant certified books.

34. SUBSEQUENT EVENTS

34.1 Destination of reserves and unallocated results for fiscal year 2020

On April 20, 2021, the Ordinary and Extraordinary General Shareholders' Meeting was held, which, among other things, decided to modify the destination of the Optional Reserve that had originally been established taking into consideration the investment plans in property, plant and equipment that were in execution. Considering the high degree of progress of the L'Amalي plant expansion project, and the need for a smaller amount of funds for the project, the destination of the Facultative Reserve was modified so that, from now on, it can be used for future distributions of dividends being its new name "Optional reserve for future dividends". Likewise, it considered the destination of the unallocated results as of December 31, 2020 for a total amount of 11,351,024, providing for the increase in the balance of the Optional Reserve for future dividends for said amount.

34.2 Acquisition of Treasury Stock

Until the date of issuance of these financial statements, the Company continued the treasury share buy-back as mentioned in Note 19.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

INFORMATION REPORT

1. ACTIVITIES OF THE COMPANY

During the current period Loma Negra C.I.A.S.A. and its subsidiaries dispatched 1,384,158 tons of cement and lime, and their net sales amounted to 13,175,464. Dispatches overall were 38% higher from those for the same period of the prior year.

Gross income amounted to 4,775,645 and the total comprehensive income for the three-month period was 2,567,591. Said income accounts for a 136% increase compared to the comprehensive income for the same period of the prior year.

On February 12, 2021, the Board of Directors of the Company approved a plan for the acquisition of treasury stock for a period of 90 days. The purpose of the repurchase is to efficiently dispose of a portion of the Company’s liquidity, which may result in a greater return of value to the shareholders considering the current attractive value of the share. Until the date of issuance of these interim financial statements, the Company acquired 2,644,608 treasury shares for a total value of 475,945.

2. EQUITY STRUCTURE, COMPARATIVE (*)

	03.31.2021	03.31.2020	03.31.2019	03.31.2018
Current assets	17.539.999	15.896.893	16.806.857	20.408.124
Non-current assets	63.684.555	64.238.566	54.808.862	39.173.440
Total assets	81.224.554	80.135.459	71.615.719	59.581.564

Current liabilities	18.075.027	17.258.344	23.179.207	16.597.063
Non-current liabilities	9.567.127	11.607.080	10.086.729	12.196.877
Total liabilities	27.642.154	28.865.424	33.265.936	28.793.940

Non-controlling interests	273.320	306.344	308.424	415.072
Shareholders’ equity attributable to owners of the company	53.309.080	50.963.691	38.041.359	30.372.552
Total shareholders’ equity	53.582.400	51.270.035	38.349.783	30.787.624

3. STRUCTURE OF RESULTS, COMPARATIVE (*)

	03.31.2021	03.31.2020	03.31.2019	03.31.2018
Gross income	4.775.645	2.966.385	4.027.898	3.162.678
Selling and administrative expenses	(1.079.001)	(852.352)	(1.274.256)	(1.118.068)
Other gains and losses	42.710	62.470	(4.891)	9.942
Tax on bank accounts debits and credits	(125.074)	(145.782)	(234.903)	(216.339)
Financial results, net	141.410	(570.294)	(167.478)	(52.165)
Profit before tax	3.755.690	1.460.427	2.346.370	1.786.048
Income tax	(1.188.099)	(460.726)	(402.423)	(459.261)
Net profit for the period from continued operation	2.567.591	999.701	1.943.947	1.326.787

Net profit for the period from discontinued operations	-	256.344	314.612	202.461
Net profit for the period	2.567.591	1.256.045	2.258.559	1.529.248

Net profit for the period attributable to:
Owners of the company	2.600.615	1.222.894	2.145.669	1.419.750
Non-controlling interests	(33.024)	33.151	112.890	109.498

Other comprehensive income
Due to exchange differences	-	(166.049)	(20.069)	21.374
Total other comprehensive income for the period	-	(166.049)	(20.069)	21.374
Total comprehensive income for the period	2.567.591	1.089.996	2.238.490	1.550.622

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

4. COMPARATIVE CASH FLOWS STRUCTURE (*)

	03.31.2021	03.31.2020	03.31.2019	03.31.2018
Net cash flows generated by / (used in) operating activities	2.928.867	159.893	751.901	(242.601)
Funds used in investing activities	(2.621.118)	(5.758.923)	(4.024.705)	(2.976.104)
Funds (used in) / generated by financing activities	(698.586)	5.766.451	(233.241)	(379.898)
Total funds (used in) / generated by during the period	(390.837)	167.421	(3.506.045)	(3.598.603)

5. STATISTICAL DATA (*) (In tons)

	03.31.2021	03.31.2020	03.31.2019	03.31.2018
Production volume (**)	1.370.220	978.534	1.370.677	1.572.522

Sales volume (**)
Argentina	1.382.980	1.001.303	1.369.970	1.580.773
Abroad	1.178	1.664	1.607	1.607
Total	1.384.158	1.002.967	1.371.577	1.582.380

6. INDEXES

	03.31.2021	03.31.2020	03.31.2019	03.31.2018
Liquidity	0,97	0,92	0,73	1,23
Solvency	1,94	1,78	1,15	1,07
Capital immobilization	0,78	0,80	0,77	0,66

7. FUTURE PROSPECTS (*)

Forecasts for the Argentine economy show a GDP interannual growth for 2021 of about 6.4%, which will be a partial recovery after the sharp fall in 2020. The construction sector could be expected to show a stronger recovery in the first half of the year, with the second half being subject to the evolution of the country’s economic situation and to the then-existing pandemic scenario.

(*) The information presented for comparative purposes has been modified to give retroactive effect to the deconsolidation of the Yguazْ Cementos S.A. operation. discontinued as of August 21, 2020.

(**) Information not examined or covered by the Review

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.